Exhibit 99.2

Hello Everyone,

My name is Lia Taus joining here from the Acquisitions team here at Masterworks.

Today we’re thrilled to bring you xWxixlxdx xBxlxuxex, a new offering by the abstract artist, Stanley Whitney.

Stanley Whitney is a key figure in contemporary abstract art known for his colorful loose grid paintings.

His market has seen remarkable growth, with a 65.5% Annual Record Price Growth rate based on data from April 16, 2013, to December 31, 2022, and Top Auction Records as high as $2.3 million achieved in November 2021.

Created in 2022, the artwork exemplifies Whitney’s colorful square grid style and is composed of four rows of five blocks of color ranging from shades of blue, red, green, yellow, gray, and black. The Artwork’s title, xWxixlxdx xBxlxuxex, is fitting given the dominance of blue in the palette.

So why do we like this painting? Three Reasons:

One: We believe this work has high upside potential with similar works having an annual historical price appreciation rate of 42.9% from May 15, 2019 to November 17, 2022

Two: In 2022, Whitney’s total auction sales reached $24.1 million, tripling his previous auction turnover record of $7.3 million set in 2021, and his top auction record was reset three times between 2020 and 2022.

Three: Whitney’s signature large-scale, colorful grid paintings are his most sought-after works at auction. As of June 27, 2023, grid paintings similar to our offering account for 5 of the artist’s top 10 auction prices, and have achieved prices in excess of $1 million dollars, including Nightwatch (2012), which sold $ 2.3M in March 2022, and Great Balls of Fire (2005), which sold for $1.6M in May 2022.

Thank you for joining us, and we’re excited to bring you to this amazing work by Stanley Whitney.